SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 15
                    Under the Securities Exchange Act of 1934

                             MAYOR'S JEWELERS, INC.
                  (formerly known as JAN BELL MARKETING, INC.)
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   45076 10 9
                                 (CUSIP Number)

                                 Lior Ben-Shmuel
                         101 S. State Road 7, Suite 201
                               Hollywood, FL 33023
                                 (954) 985-3827

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a Copy to:
                             Judith Kenney, Esquire
                             Montello & Kenney, P.A.
                         777 Brickell Avenue, Suite 1070
                              Miami, Florida 33131
                                 (305) 373-0300

                                February 21, 2001
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 10 Pages

                       Index to Exhibits Appears at Page 7

CUSIP No.  45076  10  9

1.    Name of Reporting Person; I.R.S. Identification No. of Above Person:
      Eliahu Ben-Shmuel
      ------------------

2.    Check the Appropriate Box if a Member of a Group
                  (a)          X          (b)                       .
                      -------------------     ----------------------

3.    SEC Use Only
                      ----------------------------------------------------------

4.    Source of Funds:    Not Applicable.
                          ---------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)
                             ----------------------

6.    Citizenship or Place of Organization:  Israel
                                             -------

Number of                           7.  Sole Voting Power          1,823,901 *
Shares                                                    ----------------------
Beneficially
Owned by Each                       8.  Shared Voting Power          -0-
Reporting                                                   --------------------
Person With
Reporting                           9.  Sole Dispositive Power     1,823,901 *
                                                               -----------------

                                    10.  Shared Dispositive Power    -0-
                                                                  --------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,823,901 *
                                                                    ------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

      ----------------

13.   Percent of Class Represented by Amount in Row (11):   9.6%
                                                          --------

14.   Type of Reporting Person      IN
                                  ---------------------------------

* Includes 50,000 shares that are subject to an option to purchase pursuant to an agreement between Mr. Ben-Shmuel and Phillip Goldstein, members of a group described herein. Information about the agreement with Mr. Goldstein is set forth in Items 4 and 6 of this Schedule 13D.

         This statement on Schedule 13D, filed by Eliahu Ben-Shmuel (the "Reporting Person" as described in Item 2), amends the most recent amendment, dated January 16, 2001, to his Schedule 13D. Effective upon the filing of this Amendment No. 15 to Schedule 13D, (the "Amended Schedule 13D"), Mr. Ben-Shmuel may be deemed to be a member of a "Group," acting together under certain agreements with respect to Mayor's Jewelers, Inc., a Delaware corporation formerly known as Jan Bell Marketing, Inc. (hereinafter the "Issuer") and the Issuer's common stock, par value $.0001 per share (the "Common Stock"). Nothing contained in this Amended Schedule 13D, however, shall be construed as an admission that the Reporting Person is the beneficial owner of the Common Stock of the Group or of the other Group members.

Item 1.           Security and Issuer.

         This Amended Schedule 13D relates to the Common Stock of the Issuer. The Issuer's principal executive offices are located at 14051 NW 14th Street, Sunrise, Florida 33323.

Item 2.           Identity and Background.

(a) This Amended Schedule 13D is filed unilaterally by Eliahu Ben-Shmuel, the Reporting Person, who individually holds Common Stock of the Issuer and also controls certain entities holding the Issuer's Common Stock. The Reporting Person is the general partner of E.B. Family Partnership, Ltd., a Colorado limited partnership, and the president and a director of the Hay Foundation, Inc., a Florida not-for-profit corporation. The Reporting Person is also the trustee of the Izac, Lior and Shlomi Trust. By virtue of his position with these entities, the Reporting Person has the sole power to vote and dispose of the Common Stock held by each entity. The Common Stock held by the Reporting Person and by each of these entities is set forth in Item 5.

         (b) The Reporting Person's principal office is located at 101 S. State Road 7, Suite 201, Hollywood, Florida 33023.

         (c) The Reporting Person is the chairman of Swiss Watch International, Inc., a Florida corporation, located at 101 S. State Road 7, Suite 201, Hollywood, Florida 33023.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of Israel.

Item 3.           Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4.           Purpose of Transaction.

         The Reporting Person wants to increase the value of the Issuer's shares. In furtherance of that goal, the Reporting Person entered into an agreement with Phillip Goldstein whereby the Reporting Person granted Mr. Goldstein an option to acquire 50,000 shares of the Reporting Person's Common Stock (the "Option"). The Reporting Person granted the Option in exchange for Mr. Goldstein's filing of a preliminary proxy statement with the Securities and Exchange Commission.

         The Reporting Person also reports his financial relationship with Chaim
Y. Edelstein whom the Reporting Person requested to become a nominee for director of the Issuer.

         The Reporting Person unilaterally files this Amended Schedule 13D to disclose his agreements with Messrs. Goldstein and Edelstein who, along with the Reporting Person, may be deemed members of a "Group," acting together in connection with the matters discussed above. The terms of the agreements, including the agreed compensation, are more fully set forth in Item 6 below and in the agreements themselves, which are attached hereto as Exhibits A and B, respectively.

         The Reporting Person may, either individually or as a member of this or another Group, file a proxy statement or engage in other actions to encourage a sale of the Issuer and/or a change in its Board of Directors or any other action that the Reporting Person believes may lead to an increase in share value.

Item 5.           Interest in Securities of the Issuer.

         (a) The aggregate percentage of shares of the Common Stock reported owned by the Reporting Person is based upon 19,071,394 shares of the Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the thirteen weeks ended October 28, 2000.

         As of the close of business on March 1, 2001, the Reporting Person beneficially owned, in the aggregate, 1,823,901 shares of the Common Stock or 9.6% of the Common Stock outstanding (the "Shares"). The table below sets forth additional information with respect to the number of shares of Common Stock held by the Reporting Person, individually, and by each of the entities controlled by the Reporting Person.

Name                               No. of Shares
--------------------------------------------------------------
E.B. Family Partnership             1,298,700
Hay Foundation                        112,997
Izac, Lior and Shlomi Trust           146,800
Eliahu Ben-Shmuel IRA                  16,704
Eliahu Ben Shmuel                     248,700
                                    ---------
         Total Shares               1,823,901

         (b) The Reporting Person has the sole power to vote and dispose of the Shares reported in this Amended Schedule 13D.

         (c) Other than as described herein under Items 4 and 6 of this Amended
Schedule 13D, there have been no transactions in the Issuer's Common Stock by the Reporting Person since those reported on January 16, 2001, the date of the Reporting Person's last amendment to his Schedule 13D.

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares of the Common Stock.

         (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Person granted Phillip Goldstein an Option to purchase 50,000 shares of Common Stock at $2.75 per share as consideration for Mr. Goldstein's filing of a preliminary proxy statement. Mr. Goldstein filed the preliminary proxy statement with the Securities and Exchange Commission on or about February 21, 2001 on behalf of Opportunity Partners L.P. The Option expires on January 11, 2002. The agreement with Mr. Goldstein is attached hereto as Exhibit A.

         There is no agreement between Mr. Goldstein and the Reporting Person concerning voting on the proposals included in Mr. Goldstein's proxy statement or on any other matters on which the stockholders of the Issuer may be asked to vote. The Reporting Person believes that Mr. Goldstein owns or controls 20,000 shares of Common Stock of the Issuer separate and apart from the shares of Common Stock underlying the Option granted to Mr. Goldstein by the Reporting Person.

         On behalf of E.B. Family Partnership, Ltd (the "Partnership")., the Reporting Person also entered into an agreement with Chaim Y. Edelstein. The agreement is attached hereto as Exhibit B. The agreement generally provides for consulting fees to be paid in cash by the Partnership to Mr. Edelstein, who agrees to serve as a nominee for director of the Issuer if an insurgent directors' slate is nominated at the Issuer's annual meeting. The agreement also provides for the Partnership to compensate Mr. Edelstein in cash upon the occurrence of certain events identified in the agreement, to reimburse him for expenses, and to indemnify him for any claims and legal fees incurred in connection with his services under the agreement.

Item 7.           Material to Be Filed as Exhibits

                                                                    Sequential
                                                                   Page Number

         Exhibit 99.A       Agreement with Mr. Phillip Goldstein      8
         Exhibit 99.B       Agreement with Mr. Chaim Y. Edelstein     9


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2001




                                     By:  /s/ ELIAHU BEN-SHMUEL
                                          ---------------------
                                              Eliahu Ben-Shmuel, Individually

                                          E.B. FAMILY PARTNERS, LTD.

                                          /s/ ELIAHU BEN-SHMUEL
                                          ---------------------
                                              Eliahu Ben-Shmuel, General Partner

                                          HAY FOUNDATION, INC.

                                          /s/ ELIAHU BEN-SHMUEL
                                          ---------------------
                                              Eliahu Ben-Shmuel, President

                                 EXHIBIT INDEX

EXHIBIT NO.       EXHIBIT DESCRIPTION
-----------       -------------------

   99.A           Agreement with Mr. Phillip Goldstein

   99.B           Agreement with Mr. Chaim Y. Edelstein